Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

February 26, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Muzinich Credit Opportunities Fund (S000036430)

Ladies and Gentlemen:

On behalf of the Trust and pursuant to paragraph (a)(1) of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”), the Investment Company Act of 1940 (the “1940 Act”), as amended, and the regulations thereunder, transmitted herewith on behalf of the Trust and its series, Muzinich Credit Opportunities Fund (the “Fund”), is Post-Effective Amendment No. 887 under the 1933 Act and Amendment No. 888 under the 1940 Act to the Trust’s Registration Statement on Form N-1A. The purpose of this filing is to change the name of the Fund to the “Muzinich Dynamic Income Fund” and to make corresponding revisions to the Fund’s principal investment strategy to reflect a change in the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act.

The Trust anticipates that this filing shall become effective on April 30, 2025. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement on Form N-1A under Rule 485(b) of the 1933 Act to become effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments from the staff of the Commission on this Amendment, to incorporate updated financial statements, to make other non-material changes and to file any outstanding exhibits to the Registration Statement.

If you have any questions regarding the enclosed, please contact the undersigned at (626) 914-7363 or elaine.richards@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Vice President & Secretary of the Trust

Enclosures